

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 13, 2010

Mr. Robert Olson
Chief Financial Officer
DISH Network Corporation
9601 South Meridian Boulevard
Englewood, CO 80112

> **RE:** **DISH Network Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 0-26176**

Dear Mr. Olson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director